================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005
                        Commission File Number: 333-13878

                 -----------------------------------------------

                               CANWEST MEDIA INC.
                 (Translation of registrant's name into English)

                 -----------------------------------------------

                                 3100 TD CENTRE
                               201 PORTAGE AVENUE
                               WINNIPEG, MANITOBA,
                                 CANADA R3B 3L7
                                 (204) 956-2025
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F [X]                                Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________.

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes [ ]                                      No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

      This report on form 6-K and the information included herein is hereby incorporated by reference into Amendment no. 1 To the registrant's registration statement on Form F-3 filed on February 26, 2004, SEC File Number 333-109123, and the prospectus included therein, and is considered a part of such prospectus from the date of submission of this report on Form 6-k.

================================================================================

CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)
INTERIM REPORT TO SHAREHOLDER

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Management Discussion and Analysis or the Company's documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

OVERVIEW

OVERVIEW

CanWest Media Inc. is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising and Internet websites in Canada, Australia, New Zealand and Ireland. In each of our markets we seek to develop a broad media platform that provides us with the ability to provide a multimedia product offering to our customers. Our diversification within the Canadian market and internationally has contributed to the stability of our overall results.

On November 18, 2004, 3815668 Canada Inc. amalgamated with old CanWest Media Inc., its wholly-owned subsidiary, to form a new company that also is named CanWest Media Inc. CanWest Media Inc. and its two predecessor companies were wholly owned subsidiaries of CanWest Global Communications Corp. This analysis reflects the consolidated results of 3815668 Canada Inc. for all periods prior to November 18, 2004.

Effective May 31, 2004 for U.S. GAAP and effective September 1, 2004 for Canadian GAAP, we began consolidating the results of TEN Group in accordance with the requirements of new accounting pronouncements. The change has been applied retroactively with restatement of prior periods. The effect of this change is significant and is fully described in note 1 to our audited consolidated financial statements for the year ended August 31, 2004.

The following discussion applies to our results as revised for the consolidated TEN Group.

This interim discussion should be read in conjunction with the Management Discussion and Analysis for the year ended August 31, 2004.

KEY FACTORS AFFECTING SEGMENT REVENUES AND OPERATING INCOME

Television Broadcast

We have four television broadcast segments, one for each country in which we carry on such operations. Our Canadian television segment includes our broadcast television networks in Canada as well as specialty channels and two recently launched radio stations. Our New Zealand and Irish television segments cover our television operations in those countries. Our Australian television segment includes our interest in TEN Group Pty Limited ("TEN Group"), which owns and operates TEN Television Network ("Network TEN").

We generate the majority of our television broadcast revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television broadcast revenues less predictable than our publishing revenues.

Following a 7% decline in advertising revenue in fiscal 2004 for Canadian television, advertising revenues have increased by 1% for the nine months ended May 31, 2005, compared to the same period in fiscal 2004. The revenue decrease in 2004 reflected a slight reduction in television advertising purchases in general as well as loss of market share resulting primarily from reduced ratings performance. The advertising sales increases in fiscal 2005 were led by strong increases in sales in the packaged goods sector somewhat offset by decreases in the automotive and entertainment sectors. As our ratings and audience share have not improved, we do not expect growth in our television revenues for the remainder of the year relative to the same period in 2004.

Our Australian television broadcast segment continued to perform well in the nine months ended May 31, 2005 as compared to the same period in fiscal 2004, with local currency revenues up by 13%. The effect of the weakening local currency relative to the Canadian dollar offset the local currency increases in revenue for the nine months ended May 31, 2005 by 4%. For the remainder of fiscal 2005, we expect Network TEN to continue its growth relative to prior years but at a lower growth rate than in the first nine months of the year reflecting a slowing in the advertising market. Our New Zealand television broadcast segment continued to perform well in the nine months ended May 31, 2005 as compared to the same period in fiscal 2004 with local currency revenues up by 12%. The effect of the strengthening local currency relative to the Canadian dollar contributed an additional 2% revenue increase for New Zealand, when the local currency is converted into Canadian dollars. We expect revenue growth for the remainder of fiscal 2005 to reflect growth similar to that achieved in the first nine months. In our Irish television segment, revenues in local currency for the nine months ended May 31, 2005 showed growth of 13%, as compared to the same period last year.

Our principal television broadcast operating expenses are programming costs and employee salaries. For the nine months ended May 31, 2005, segment operating expenses increased by 3% in Canada as compared to the same period last year, primarily as a result of increased promotion and programming costs. In Canada, we expect this trend to continue throughout the remainder of fiscal 2005 as we continue to invest in our program schedule. For the nine months ended May 31, 2005, segment operating expenses in local currency, in Australia, increased by 8% as compared to the same period last year, reflecting increased programming costs. In New Zealand, segment operating expenses for the nine months in local currency increased by 8%, as compared to the same period in the prior year as a result of increased programming costs. We expect that the trend in the first nine months of the fiscal year will continue for the remainder of fiscal 2005. For the nine months ended May 31, 2005, our Irish broadcasting operation segment operating expenses increased 3%, as compared to the same period last year.

Publishing and Online

Our publishing and online segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publishing and online revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers in Canada. Our newspaper and online advertising revenues are a function of the volume, or lineage, of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales sold at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per-copy prices we charge.

Combined advertising and circulation revenues for our newspapers were 3% higher in the nine months ended May 31, 2005 as compared to the same period in fiscal 2004. The advertising increase for the nine months resulted from increases in pricing as lineage was slightly reduced from the prior year. For the remainder of fiscal 2005, when compared to the same period in the prior year, we expect moderate growth in revenue reflecting price increases with the lineage remaining relatively flat. Circulation revenues were flat in the nine months ended May 31, 2005 as compared to the same period in the prior year as declines in circulation were offset by higher per copy revenue. We expect that circulation revenues, which make up approximately 20% of total newspaper revenues, will remain flat in the remainder of fiscal 2005 and that slight declines in newspaper circulation will be somewhat offset by gaining paid circulation from our electronic editions, which were launched in all of our major markets in fiscal 2004, and maintaining a higher per copy revenue.

Our principal operating expenses in the publishing and online segment are salaries, newsprint and distribution expenses. Segment operating expenses increased by 4% in the nine months ended May 31, 2005, primarily as the result of increased payroll costs. Our newsprint, ink and outside printing expenditures for the nine months ended May 31, 2005 decreased by approximately 3% as a result of reduced pricing and a reduction in consumption. We expect our cost of newsprint to remain relatively constant for the remainder of fiscal 2005.

Radio Broadcast

Our radio broadcast segment consists of our radio operations in New Zealand, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners. Our radio broadcast segment revenues increased 7%, in local currency for the nine months ended May 31, 2005, as compared to the same period in the prior fiscal year reflecting strong growth in radio advertising expenditures in New Zealand. In addition, a strengthened New Zealand currency contributed an additional 2% increase for the nine months. We expect revenues in local currencies to continue to increase during 2005, bolstered by the addition of new FM frequencies acquired in fiscal 2004 and 2005.

The principal operating expenses in the radio broadcast segment are salaries, marketing costs and music royalties. Segment operating expenses in local currency increased 11% for the nine months ended May 31, 2005 as compared to the same period in fiscal 2004, due to the significant start up costs associated with Radio Live and the branding costs related to Kiwi FM. As a result of the strengthened New Zealand currency, this increase was 13% for the nine months in Canadian dollars.

Outdoor Advertising

Our outdoor advertising segment consists of TEN Group's wholly owned subsidiary, Eye Corp. Eye Corp. generates its revenue from the sale of out-of-home advertising. Eye Corp.'s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.'s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp.'s displays. Segment revenues increased by 41% for the nine months ended May 31, 2005 as compared to the same period in fiscal 2004, in part reflecting the acquisition of the remaining 50% interest in the Eye Shop subsidiary. As well, airport terminal advertising sales have increased with increased air travel and increases in rates and inventories. The principal operating expenses in this segment are salaries, site rental costs and production expenses. Segment operating expenses have decreased to 78% as a percentage of revenues for the nine months ended May 31, 2005 from 82% from the same period in fiscal 2004. We expect that growth in revenues and expenses of our outdoor advertising segment will continue at approximately the same rate for the remainder of fiscal 2005.

FOREIGN CURRENCY EFFECTS

Our Australia, New Zealand, and Ireland operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, New Zealand dollar and the Euro respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect. During the nine months of fiscal 2005, the Canadian dollar appreciated against the Australian dollar by 4%, and declined against the New Zealand dollar by 2%. The Canadian dollar/Euro rate remained relatively constant for the period.

SEASONALITY

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Effective September 1, 2004 we implemented AcG-15 "Consolidation of Variable Interest Entities" and, as a result, the Company has consolidated the operations of the TEN Group. There are no other significant changes in the Company's accounting policies or estimates since August 31, 2004 as described in the Management Discussion and Analysis in the Company's 2004 Annual Report.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

The Accounting Standards Board of the CICA issued AcG-15, Consolidation of Variable Interest Entities. We have determined that we are the primary beneficiary of TEN Group, a variable interest entity. Accordingly, effective September 1, 2004, we have consolidated the results of TEN Group. We previously used the equity method to account for our interest in TEN Group. The consolidation of TEN Group has had a significant impact on our revenues, expenses, assets and liabilities. There was no impact on our shareholders' equity. The impact of the consolidation of TEN Group is disclosed in note 1 of our interim consolidated financial statements. In addition, the restatement of all the previous quarters is presented in Restated Quarterly Financial Results of the Management Discussion and Analysis.

We began consolidating TEN Group under U.S. GAAP on a prospective basis effective May 31, 2004, based on substantially the same analysis under FIN 46R - Consolidation of Variable Interest Entities. See note 22 to our audited consolidated financial statements for the year ended August 31, 2004.

OPERATING RESULTS

Introductory Note

- Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 10 to our interim consolidated financial statements for the three and nine months ended May 31, 2005. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

- Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles
      (GAAP). Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may differ from other companies and, accordingly, operating income before amortization may not be comparable to measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure is set forth below under "Reconciliation of Non-GAAP Financial Measures" section of this report.

RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MAY 31, 2005

The following is a table of segmented results for the three months ended May 31, 2005 and May 31, 2004. See note 10 to our interim consolidated financial statements:

                                                      SEGMENT OPERATING
                                      REVENUE              PROFIT
                                ----------------------------------------
                                  2005       2004      2005       2004
                                  $000       $000      $000       $000
                                          Revised(1)           Revised(1)
Operating Segments
Publishing and Online - Canada   323,383    311,419    74,956     74,269
                                --------   --------  --------   --------
Television
Canada                           200,696    207,483    56,849     61,322
Australia - Network TEN          194,452    188,766    52,929     55,491
New Zealand                       30,948     26,610     6,023      4,748
Ireland                           10,386      9,423     4,288      2,993
                                --------   --------  --------   --------
Total television                 436,482    432,282   120,089    124,554

Radio - New Zealand               23,054     20,833     5,120      5,927
Outdoor - Australia               26,803     19,407     5,327      3,737
Corporate and other                    -          -    (7,878)    (6,120)
                                --------   --------  --------   --------
Total                            809,722    783,941   197,614    202,367
                                ========   ========  ========   ========

(1) See note 1 to our interim consolidated financial statements

CONSOLIDATED RESULTS

Revenues. Consolidated revenues increased by $26 million or 3% to $810 million for the three months ended May 31, 2005 from the consolidated revenues of $784 million for the same period in fiscal 2004. Revenues for the third quarter reflected an 8% increase in revenues from international media operations, a 3% decrease in Canadian television revenues and a 4% increase in Canadian Publishing and Online revenues.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $31 million or 5% to $612 million. This increase reflects expense increases in all operating segments.

Operating income before amortization. Consolidated operating income before amortization decreased by 2% to $198 million for the three months ended May 31, 2005 from $202 million for the same period last year. The decrease in operating income before amortization reflected increases for international media operations that were offset by decreases in operating income from the Canadian media operations.

Amortization. Amortization of intangibles was $5 million in the third quarter of both fiscal 2005 and 2004. Amortization of property plant and equipment was $23 million in the third quarter of fiscal 2005 compared to $24 million for the same period last year.

Financing costs. Interest expense was $59 million for the three months ended May 31, 2005 compared to $85 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities to date in fiscal 2005 and in fiscal 2004.

Interest rate and foreign currency swap gains (losses). For the three months ended May 31, 2005, we recorded a $13 million loss equivalent to the change in fair value of interest rate and foreign currency interest rate swaps on debt that has been retired. This compared to a gain of $7 million for the third quarter of fiscal 2004.

Foreign exchange gains (losses). We recorded net foreign exchange gains of $4 million in the three months ended May 31, 2005. This reflects gains of $5 million on repayment of US dollar denominated debt net of a $1 million loss that arose on the translation of a portion of our U.S. debt which is not hedged.

Loan impairment. On April 29, 2005, the CanWest Global Communications Corp. announced an agreement to sell certain assets and operations of Fireworks Entertainment Inc. which comprises its film and television program operations for net proceeds of approximately $28 million, subject to closing adjustments. The transaction is expected to close in July 2005. As a result of the sale, a revaluation of the loans receivable was completed and a $6 million loan impairment was recorded for the three months ended May 31, 2005.

Investment gains. For the three months ended May 31, 2005, we recorded an investment gain of $0.3 million, compared to $0.4 million gain for the same period the previous year. The gain in 2005 relates to gains on disposal of non-core assets. The gain in 2004 was primarily due to dilution gains on the exercise of stock options at TEN Group and disposition of non-core assets.

Income taxes. Our income tax expense was $18 million for the three months ended May 31, 2005, compared to $20 million in the same period of fiscal 2004. The effective tax rate of 20% was below the Company's statutory rate of 35% due to a change in Australian tax legislation in the third quarter that allowed TEN Group to record a future taxes recovery of $18 million.

Minority interests. For the three months ended May 31, 2005 we recorded minority interests charges related to the 30% minority interests in MediaWorks (NZ) and the 43.6% minority interests in TEN Group of $1 and $21 million, respectively. The minority interests charge related to TEN Group increased by 24% as compared to the $17 million charge for the same period in fiscal 2004 as a result of TEN Group's increased net earnings. There was no minority interests charge related to CanWest MediaWorks (NZ) for the third quarter of fiscal 2004 because it was wholly owned to July 2004.

Net earnings. Our net earnings for the three months ended May 31, 2005 were $53 million compared to $52 million for the third quarter of fiscal 2004.

SEGMENTED RESULTS

Publishing and Online

- Revenue. Publishing and Online revenues for the third quarter of 2005 were $323 million compared to revenues of $311 million in same period the previous year. Advertising revenues increased by 6% for the third quarter reflecting increased rates as well as increased insert volumes. While circulation volume declined by 4%, circulation revenue remained constant as a result of higher average per copy prices. Circulation revenue remained constant at approximately 20% of total revenues for the newspaper group for the third quarter, when compared to the same period in 2004.

- Operating expenses. Compared to the same period last year, operating expenses (including selling, general and administrative expenses) of our Publishing and Online operations increased by $11 million, or 5%, to $248 million from $237 million. This reflected normal salary increases, the increased cost of management compensation and increases in administrative costs. Newsprint, ink and outside printing expenditures were flat in the three months ended May 31, 2005 compared to the same period the prior year, reflecting a decrease in our cost of newsprint as well as reduction in newsprint usage offset by increases in outside printing expenditures.

- Segment operating profit. As a result of increased revenues offset by increased operating costs, our Publishing and Online operations had an increase of $1 million, or 1%, in segment operating profit to $75 million for the three months ended May 31, 2005 compared to $74 million for the same period last year. These results included operating losses of $3 million relating to Dose and Metro, our newspaper start up operations.

Canadian Television

- Revenues. In total, revenues from our Canadian Television operating segment of $201 million were $6 million or 3% lower than the $207 million recorded in the same period in fiscal 2004. This reflected a 2% decrease in airtime revenues. Subscriber revenues from our specialty channels increased by 22% for the third quarter of fiscal 2005 as compared to the same period in fiscal 2004, reflecting a 15% increase in subscribers.

- Operating expenses. Operating expenses (including selling, general and administrative expenses) of $144 million at Canadian Television operations were $2 million, or 2%, lower than in the same period the prior year primarily the result of a reduction in program amortization expense. Program amortization expense in the third quarter of fiscal 2004 was relatively high as a result of certain season finales. In general, we expect our program amortization expense to increase relative to the previous year. Partially offsetting the decrease in expenses were increases in promotional expenses of approximately $1 million and approximately $2 million in severance expenses related to staffing changes.

- Segment operating profit. Canadian television segment operating profit of $57 million for the third quarter of fiscal 2005 was 7% less than the $61 million for the same period in fiscal 2004.

Australian Television

- Revenues. Segment revenues increased by 3% to $194 million for the three months ended May 31, 2005, from $189 million during the same period in the prior year. In local currency, revenues increased 8%, reflecting TEN's strong rating performance in the quarter in a tough television advertising environment.

- Operating expenses. Segment operating expenses increased 6% to $142 million for the three months ended May 31, 2005 compared to $133 million for the same period in fiscal 2004, primarily reflecting increased programming costs.

- Segment operating profit. Segment operating profit decreased by 5% to $53 million for the third quarter of 2005, compared to $55 million in the same period in fiscal 2004.

New Zealand Television

- Revenues. Revenues from television broadcast operations for New Zealand's 3 and C4 television networks increased by 16% to $31 million for the third quarter of fiscal 2005 from $27 million for the same period in fiscal 2004 reflecting improved audience share in a strong advertising environment. In local currency, revenues increased 14%, reflecting New Zealand's strong rating performance.

- Operating expenses. Operating expenses increased by 14% to $25 million for the third quarter of fiscal 2005 from $22 million, as a result of increased programming expenses.

- Segment operating profit. New Zealand 3 and C4 produced segment operating profit of $6 million, a $1 million or 27% increase from the results recorded in the third quarter of 2004.

Irish Television

Our 45% share of revenues at TV3 in the Republic of Ireland increased by 10% to $10 million in the third quarter of fiscal 2005 compared to the third quarter of fiscal 2004. Our share of TV3's segment operating profit increased by 43% to $4 million as compared to the same period in fiscal 2004.

New Zealand Radio

CanWest RadioWorks continued its steady performance, increasing revenues for the three months ended May 31, 2005. Revenue grew by 11% to $23 million from $21 million during the third quarter of the previous year. Segment operating profit declined by 14% to $5 million for the three months ended May 31, 2005 as compared to the same period the previous year, due to the significant start up costs associated with Radio Live and the branding costs related to Kiwi FM.

Outdoor Advertising

Segment revenues increased by $7 million, or 38%, to $27 million for the three months ended May 31, 2005 from $20 million for the third quarter in fiscal 2004. This increase reflected 44% growth in revenue in local currency. Our segment operating profit from TEN Group's Outdoor Advertising operations increased by $2 million to $5 million as compared to the third quarter in fiscal 2004 driven by Eye Corp.'s acquisition of the remaining 50% of Eye Shop as well as stronger airport advertising revenues.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MAY 31, 2005

The following is a table of segmented results for the nine months ended May 31, 2005 and May 31, 2004. See note 10 to our interim consolidated financial statements:

                                                        SEGMENT OPERATING
                                       REVENUE               PROFIT
                                -------------------------------------------
                                  2005        2004      2005         2004
                                  $000        $000      $000         $000
                                           Revised(1)             Revised(1)
Operating Segments
Publishing and Online - Canada    938,609    912,822    215,256     213,995
                                ---------  ---------  ---------   ---------
Television
Canada                            564,695    559,712    138,012     147,450
Australia-Network TEN             595,876    545,832    231,894     197,628
New Zealand                        89,803     78,554     22,819      17,661
Ireland                            30,168     27,042     11,542       8,879
                                ---------  ---------  ---------   ---------
Total television                1,280,542  1,211,140    404,267     371,618

Radio - New Zealand                71,229     65,299     21,115      20,944
Outdoor-Australia                  80,625     57,149     18,024      10,361
Corporate and other                     -          -    (22,747)    (20,657)
                                ---------  ---------  ---------   ---------

Total                           2,371,005  2,246,410    635,915     596,261
                                =========  =========  =========   =========

(1) See note 1 to our interim consolidated financial statements.

CONSOLIDATED RESULTS

Revenues. Consolidated revenues increased by $125 million or 6% to $2,371 million for the nine months ended May 31, 2005 from the consolidated revenues of $2,246 million for the same period in fiscal 2004. Revenues for the nine months reflected a 12% increase in revenues from international media operations, a 1% increase in Canadian television revenues and a 3% increase in Canadian Publishing and Online revenues.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $85 million or 5% to $1,735 million. This increase reflects expense increases in all operating segments.

Operating income before amortization. Consolidated operating income before amortization increased by 7% to $636 million for the nine months ended May 31, 2005 from $596 million for the same period last year. The increase in operating income before amortization reflected significant increases for international media operations.

Amortization. Amortization of intangibles increased to $15 million in the first nine months of fiscal 2005 from $14 million in the first nine months of fiscal 2004. Amortization of property and equipment decreased to $68 million from $69 million for the first nine months of fiscal 2005 compared to the first nine months of fiscal 2004.

Financing costs. Interest expense was $193 million for the nine months ended May 31, 2005 compared to $259 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities to date in fiscal 2005 and in fiscal 2004.

Interest rate and foreign currency swap losses. For the nine months ended May 31, 2005, we recorded an $80 million loss equivalent to the change in fair value of interest rate and foreign currency interest rate swaps on debt that has been retired. This compared to a loss of $9 million for the nine months of fiscal 2004.

Foreign exchange gains. We recorded net foreign exchange gains of $24 million in the nine months ended May 31, 2005 compared to $4 million for the same period in fiscal 2004. This reflects gains of $24 million on repayment of US dollar denominated debt and a $2 million gain that arose on the translation of a portion of our U.S. debt which is not hedged.

Loan impairment. On April 29, 2005, the CanWest Global Communications Corp. announced an agreement to sell certain assets and operations of Fireworks Entertainment Inc. which comprises its film and television program operations for net proceeds of approximately $28 million, subject to closing adjustments. The transaction is expected to close in July 2005. As a result of the sale, a revaluation of the loans receivable was completed and a $6 million loan impairment was recorded for the nine months ended May 31, 2005.

Investment gains (losses). For the nine months ended May 31, 2005, we recorded an investment gain of $0.2 million, compared to an investment gain of $2 million for the same period the previous year. This reflects dilution gains on the exercise of stock options at TEN Group offset by losses on disposal of non-core assets. The gain in 2004 was primarily related to dilution gains on the exercise of stock options at TEN Group.

Loss on debt extinguishment. During the first quarter, we completed an exchange offer and concurrent debt offering through which we settled our $904 million 12 1/8% Fixed Rate Subordinated Debentures due 2010 by issuance of $908 million (US$761 million) of 8% Senior Subordinated Notes due 2012. The fair value of the new debt on its settlement date was determined to be $944 million. The excess of fair value of the new debt over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for the nine months ended May 31, 2005 as a loss on debt extinguishment of $44 million. This refinancing is expected to reduce cash interest expense by approximately $40 million per year.

Income taxes. Our income tax expense was $55 million for the nine months ended May 31, 2005, compared to $47 million in the same period of fiscal 2004. The effective tax rate of 22% was below the Company's statutory rate of 35% as a result of the impact of international tax rates which were lower than Canadian tax rates, as well as the impact of (i) a $5 million recovery related to the resolution of an uncertain tax position, (ii) a $7 million effect of recognizing temporary differences which were not previously tax effected, and (iii) a change in Australian tax legislation in the third quarter that allowed TEN Group to record its future taxes recovery of $18 million. The $7 million of temporary differences not previously tax effected related to earnings of periods prior to fiscal 2005. We have determined that these adjustments are not material to the reported results and accordingly, the amount has been included in current year's earnings.

Minority interests. For the nine months ended May 31, 2005 we recorded minority interests charges related to the 30% minority interests in MediaWorks (NZ) and the 43.6% minority interests in TEN Group of $6 and $73 million, respectively. The minority interests charge related to TEN Group increased by 17% as compared to the $62 million charge for the same period in fiscal 2004 as a result of TEN Group's increased net earnings. There was no minority interests charge related to CanWest MediaWorks (NZ) for the same period of fiscal 2004 because it was wholly owned to July 2004.

Net earnings (loss). Our net earnings for the nine months ended May 31, 2005 were $112 million compared to a net loss of $279 million for the same period in fiscal 2004.

SEGMENTED RESULTS

Publishing and Online

- Revenue. Publishing and Online revenues for the nine months were $939 million compared to revenues of $913 million in same period the previous year, an increase of 3%. Advertising revenues increased by 4% for the nine months reflecting increased rates as well as increased insert volumes. While circulation numbers declined by 4%, circulation revenue remained constant as a result of higher average per copy prices. Circulation comprised approximately 20% of total revenues for the newspaper group for the first nine months for fiscal 2005 and 2004.

- Operating expenses. Compared to the same period last year, operating-expenses (including selling, general and administrative expenses) of our Publishing and Online operations increased by $24 million, or 4%, to $723 million from $699 million. This reflected normal salary increases, the increased cost of management compensation and increases in administrative costs. Newsprint ink and outside printing expenditures were 3% less in the nine months ended May 31, 2005 than in the same period the prior year, reflecting a decrease in our cost of newsprint as well as a reduction in newsprint usage.

- Segment operating profit. Operating profit increases for the nine months ended May 31,2005 were largely offset by the $3 million in losses related to Dose and Metro, our publications start up operations. Segment operating profit for our Publishing and Online operations, including Dose and Metro, of $215 million were 1% higher than the $214 million for the same period of fiscal 2004.

Canadian Television

- Revenues. In total, revenues from our Canadian Television operating segment of $565 million were $5 million or 1% higher than the $560 million recorded in the same period in fiscal 2004. This reflected a 1% increase in airtime revenues as well as a 24% increase in subscriber revenues from our specialty television operations.

      Our specialty channels achieved subscriber growth of 15% for the nine months, increasing our total subscriber base to 8.5 million subscribers for the nine months ended May 31, 2005 compared to 7.4 million for the same period in fiscal 2004.

- Operating expenses. Operating expenses (including selling, general and administrative expenses) of $427 million at Canadian Television operations were $14 million, or 3%, higher than in the same period the prior year primarily the result of increased promotion and program amortization expenses and compensation cost increases associated with our new management structure including $5 million in employee severance costs related to staffing changes.

- Segment operating profit. Canadian television segment operating profit of $138 million for the nine months was 6% less than the $147 million for the same period in fiscal 2004.

Australian Television

- Revenues. Segment revenues increased by 9% to $596 million for the nine months ended May 31, 2005, from $546 million during the same period in the prior year. In local currency, revenues increased 13%, reflecting TEN's strong rating performance in a tough television advertising environment.

- Operating expenses. Segment operating expenses increased 5% to $364 million for the nine months ended May 31, 2005 compared to $348 million for the same period in fiscal 2004, reflecting increased programming costs.

- Segment operating profit. Segment operating profit increased by 17% to $232 million for the nine months, compared to $198 million in the same period in fiscal 2004.

New Zealand Television

- Revenues. Revenues from television broadcast operations for New Zealand's 3 and C4 television networks increased by 14% to $90 million for the nine months from $79 million for the same period in fiscal 2004. In local currency, revenues increased by 12%, reflecting improved audience share in a strong advertising environment. The strong New Zealand currency contributed an additional 2% on translation to Canadian dollars.

- Operating expenses. Operating expenses increased by 10% to $67 million, as a result of the 2% increase on translation of New Zealand dollars to Canadian dollars as well as increased programming expenses, which includes costs related to the development and start up of a new weeknight current affairs program - Campbell Live - and the re-launch of 3 News.

- Segment operating profit. New Zealand 3 and C4 produced segment operating profit of $23 million, a $5 million or 29% increase from the results recorded in the same period in fiscal 2004.

Irish Television

Our 45% share of revenues at TV3 in the Republic of Ireland increased by 12% to $30 million compared to the same period in fiscal 2004. Our share of TV3's segment operating profit increased by $3 million to $12 million as compared to the same period in fiscal 2004.

New Zealand Radio

CanWest RadioWorks continued its steady performance, increasing revenues for the nine months ended May 31, 2005. Revenue grew by 9% to $71 million from $65 million during the nine months of the previous year, reflecting a 7% increase in revenue in local currency and an additional 2% increase as a result of currency translation. Segment operating profit remained flat for the first nine months, due to the significant start up costs associated with Radio Live and the rebranding costs related to the launch of Kiwi FM.

Outdoor Advertising

Segment revenues increased by $23 million, or 41%, to $80 million for the nine months ended May 31, 2005 from $57 million for the same period in fiscal 2004. This increase reflected 46% growth in revenue in local currency. Our segment operating profit from TEN's Outdoor Advertising operations increased by $8 million to $18 million as compared to the same period in fiscal 2004 driven by Eye Corp.'s acquisition of the remaining 50% of Eye Shop as well as stronger airport advertising revenues.

New Zealand Radio

CanWest RadioWorks continued its steady performance, increasing revenues for the nine months ended May 31, 2005. Revenue grew by 9% to $71 million from $65 million during the nine months of the previous year, reflecting a 7% increase in revenue in local currency and an additional 2% increase as a result of currency translation. Segment operating profit remained flat for the first nine months, due to the significant start up costs associated with Radio Live and the rebranding costs related to the launch of Kiwi FM.

Outdoor Advertising

Segment revenues increased by $23 million, or 41%, to $80 million for the nine months ended May 31, 2005 from $57 million for the same period in fiscal 2004. This increase reflected 46% growth in revenue in local currency. Our segment operating profit from TEN's Outdoor Advertising operations increased by $8 million to $18 million as compared to the same period in fiscal 2004 driven by Eye Corp.'s acquisition of the remaining 50% of Eye Shop as well as stronger airport advertising revenues.

RESTATED QUARTERLY FINANCIAL RESULTS

As a result of the adoption of AcG-15, Consolidation of Variable Interest Entities, effective September 1, 2004 we have consolidated the results of TEN Group on a retroactive basis. As a result, we have restated our quarterly financial results for the year ended August 31, 2004 as follows:

                                                                    FOR THE THREE MONTHS ENDED
                                                 -----------------------------------------------------------------
                                                 NOVEMBER 30,   FEBRUARY 29,     MAY 31,   AUGUST 31,
                                                     2003          2004          2004         2004        TOTAL
                                                     $000          $000          $000         $000        $000
Revenue                                              800,604       661,865       783,941      664,990    2,911,400
Operating expenses                                   386,324       357,881       413,285      380,975    1,538,465
Selling, general and administrative                  163,881       160,489       168,289      160,733      653,392
 expenses
Restructuring expenses                                     -             -             -        2,445        2,445
                                                  ----------    ----------    ----------   ----------   ----------
Operating income before amortization                 250,399       143,495       202,367      120,837      717,098
Amortization of intangibles                            4,538         4,550         4,552        4,542       18,182
Amortization of property, plant, equipment and
  other                                               23,734        24,069        25,227       20,482       93,512
                                                  ----------    ----------    ----------   ----------   ----------
Operating income                                     222,127       114,876       172,588       95,813      605,404
Interest expense                                     (87,346)      (86,159)      (85,346)     (79,814)    (338,665)
Interest income                                        4,700         1,123           245        3,567        9,635
Amortization of deferred financing costs              (2,118)       (1,899)       (2,043)      (2,081)      (8,141)
Interest rate and foreign currency swap gains
  (losses)                                             1,320       (17,423)        7,004     (101,761)    (110,860)
Foreign exchange gains (losses)                        4,691           439        (1,362)      41,208       44,976
Loan impairment                                            -      (418,746)            -            -     (418,746)
Investment gains, losses and write-downs                 249         1,452           354      113,747      115,802
Dividend income                                        1,415             -         2,323            -        3,738
                                                  ----------    ----------    ----------   ----------   ----------
                                                     145,038      (406,337)       93,763       70,679      (96,857)
Provision for (recovery of) income taxes              30,226        (2,680)       19,603       (9,389)      37,760
                                                  ----------    ----------    ----------   ----------   ----------
Earnings before the following                        114,812      (403,657)       74,160       80,068     (134,617)
Minority interests                                   (31,254)      (14,345)      (16,691)     (18,059)     (80,349)
Interest in earnings (loss) of equity accounted
  affiliates                                            (163)         (186)         (207)       3,287        2,731
Realized currency translation adjustments                500         2,626        (5,011)      (5,138)      (7,023)
                                                  ----------    ----------    ----------   ----------   ----------
Net earnings (loss) for the period                    83,895      (415,562)       52,251       60,158     (219,258)
                                                  ==========    ==========    ==========   ==========   ==========

RESTATED QUARTERLY OPERATING SEGMENT RESULTS

                                                FOR THE THREE MONTHS ENDED
                              --------------------------------------------------------------
                              NOVEMBER 30,  FEBRUARY 29,    MAY 31,   AUGUST 31,
                                 2003           2004         2004       2004        TOTAL
                                 $000           $000         $000       $000         $000
REVENUE
Publishing and Online-Canada      315,101       286,302      311,419     280,807   1,193,629
Television
Canada                            191,252       160,977      207,483     130,590     690,302
Australia - Network TEN           212,960       144,106      188,766     175,415     721,247
New Zealand                        30,381        21,563       26,610      29,682     108,236
Ireland                             9,860         7,759        9,423       7,110      34,152
                               ----------    ----------   ----------  ----------  ----------
Total Television                  444,453       334,405      432,282     342,797   1,553,937
                               ----------    ----------   ----------  ----------  ----------

Radio - New Zealand                21,358        23,108       20,833      21,418      86,717
Outdoor - Australia                19,692        18,050       19,407      19,968      77,117
                               ----------    ----------   ----------  ----------  ----------

Total                             800,604       661,865      783,941     664,990   2,911,400
                               ==========    ==========   ==========  ==========  ==========

SEGMENT OPERATING PROFIT
Publishing and Online-Canada       83,153        56,573       74,269      53,348     267,343
Television
Canada                             56,170        29,958       61,322         (20)    147,430
Australia - Network TEN            92,350        49,787       55,491      58,405     256,033
New Zealand                         9,861         3,052        4,748       5,630      23,291
Ireland                             3,724         2,162        2,993       1,712      10,591
                               ----------    ----------   ----------  ----------  ----------
Total Television                  162,105        84,959      124,554      65,727     437,345
                               ----------    ----------   ----------  ----------  ----------

Radio - New Zealand                 7,087         7,930        5,927       6,544      27,488
Outdoor - Australia                 4,367         2,257        3,737       4,116      14,477
Corporate and other                (6,313)       (8,224)      (6,120)     (6,453)    (27,110)
                               ----------    ----------   ----------  ----------  ----------
                                  250,399       143,495      202,367     123,282     719,543
Restructuring expenses                  -             -            -      (2,445)     (2,445)
                               ----------    ----------   ----------  ----------  ----------

Total                             250,399       143,495      202,367     120,837     717,098
                               ==========    ==========   ==========  ==========  ==========

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short term and long term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For the remainder of 2005, our major non-operating cash requirements include expected capital expenditures of approximately $18 million, and swap recouponing payments if required as discussed below in swap transactions. We expect to meet our cash needs for fiscal 2005 primarily through a combination of operating cash flow and cash on hand.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At May 31, 2005, we had cash on hand of $67 million including $21 million of TEN Group cash and $7 million of CanWest MediaWorks (NZ) cash. We generated cash flows from operating activities of $74 million and $267 million for the three and nine months ended May 31, 2005, respectively.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $386 million at May 31, 2005. TEN Group had unused borrowing capacity of A$318 million under its credit facilities.

Uses of Funds

Capital Expenditures

For the three and nine months ended May 31, 2005 our capital expenditures were $17 million and $56 million respectively. In the remainder of fiscal 2005, we expect to make additional capital expenditures of approximately $18 million. This amount includes a $6 million investment in a new broadcast traffic and sales management system, $5 million investment to upgrade other broadcast systems, and approximately $3 million to expand a print facility as well as expenditures for regular replacement.

Swap transactions

Under our credit facility, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability of $600 million. In addition, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, we were not required to make any recouponing payments related to overhanging swaps for the three months ended May 31, 2005. However for the nine months ended May 31, 2005 we have made net recouponing payments of $37 million. This payment related to the overhanging swap and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or declining interest rates may result in further prepayment requirements.

Distributions

Our New Zealand and Australian operations make twice annual distributions. Our New Zealand operations distributed a total of $8 million in May 2005, $6 million to us and $2 million to other shareholders, New Zealand's next scheduled distribution will be in November 2005 and will be funded by cash flow from operating activities. The TEN Group distributed a total of $147 million in December 2004, $99 million to us and $48 million to other shareholders. In July 2005, subsequent to our quarter end, TEN made a second distribution of $80 million, $45 million to us and $35 million to other shareholders.

Debt

General

At May 31, 2005, we had total outstanding consolidated debt of $3,168 million compared to debt of $3,234 million as at August 31, 2004. This included $659 million (August 31, 2004 - $778 million) advanced under our credit facility. Senior debt of our consolidated subsidiaries consisted of $363 million (August 31, 2004 $361 million) of TEN Group debt, $175 million (August 31, 2004 - $173 million) of CanWest Media Works (NZ) debt and $14 million (August 31, 2004 - $22 million) in TV3 Ireland debt. In addition, we had $1,943 million (August 31, 2004 - $1,884 million) in unsecured and subordinated notes. During the nine months ended May 31, 2005 we made net repayments of our senior credit facility of $119 million, funded primarily through the receipt of $99 million in cash distributions from TEN Group. TEN Group's debt decreased by A$6 million, reflecting the payment of distributions to us and $48 million to its other shareholders offset by cash flow from operations. Our subordinated debt increased by $40 million related to the refinancing of our 12 1/8% Junior Subordinated Notes as described below and $22 million as a result in interest paid in kind prior to the refinancing. For additional information concerning our indebtedness see note 9 to our audited consolidated financial statements for the year ended August 31, 2004 and note 5 to our interim consolidated financial statements for the nine months ended May 31, 2005.

Credit Facility

Total credit available under the Company senior secured credit facility was $1,072 million as of May 31, 2005, of which we had drawn $659 million. The facility includes revolving and non-revolving tranches with terms ranging from two and a half to five years. The credit facility is collateralized by substantially all of our assets.

Total leverage as calculated under the CanWest Media credit facility was 5.2 times cash flow for debt covenant purposes for the twelve months ended May 31, 2005, compared to a covenant of 6.0 times. The total debt covenant will remain at 6.0 times until it decreases to 5.75 times for May 31, 2006 and 5.50 times for February 28, 2007.

The provisions of our senior secured credit facility require that, for fiscal years in which the credit rating for the credit facility is below a prescribed level, we must make a prepayment of our credit facility equal to 50% of our free cash flow, as defined under the facility, for such fiscal year subject to certain limitations. In fiscal 2004 we made a voluntary prepayment, the result of which we were not required to make a prepayment under this provision in respect of fiscal 2005.

Refinancing of Junior Subordinated Notes

In November 2004, we successfully completed the refinancing of our 12 1/8% Fixed Rate Subordinated notes. These notes were issued to Hollinger as consideration for the purchase of our publishing operations in November 2000. Interest obligations under these notes to November 2005 were payable via the issuance of additional notes. The $904 million (including accrued interest to November 18, 2004) 12 1/8% notes due November 2000 were effectively settled through the issuance of $908 million (US$761 million) in senior subordinated notes due 2012. The issuance of the new notes was recorded at their fair value at November 18, 2004 of $944 million. The premium recorded over the fair value of the notes will be amortized to income over the life of the notes resulting in reduced cash interest expense. This refinancing is expected to result in reduced cash interest expense of approximately $40 million per year. The new notes carry an interest rate coupon of 8%, which will be settled in cash on a semi-annual basis. We entered into cross currency interest rate swaps related to the new notes to pay floating rates which are currently approximately 7% on C$908 million.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

We have fully hedged the currency exposure on our U.S. dollar denominated debt with the exception of senior subordinated notes in the amount of US$42 million, and have fixed the interest rate of 100% of our floating rate debt by entering into a combination of cross currency swaps and interest rate swaps. In addition, we have converted our senior unsecured notes and senior subordinated notes from a fixed rate to floating rates by entering into interest rate swaps. We have also fixed the interest rate on our Canadian dollar floating rate senior secured credit facility by entering into interest rate swaps.

As of May 31, 2005, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 6.5%) and receive floating rates of interest (at an average rate of 2.6%) on a notional amount of $448 million. We have entered into pay fixed receive floating cross currency swap contracts at an average rate of 6.7% on a notional amount of $1,051 million and receive floating rates of 5.5% on a notional amount of US$679 million. We have also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 7.0% on a notional amount of $1,861 million and an average fixed rate of 8.8% on a notional amount of US$1,386 million.

Based on the current swap contracts outstanding and the current level of variable rate debt, we estimate that a 1% increase in floating interest rates will increase annual interest expense by $18.6 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of May 31, 2005, our outstanding swap contracts were in a net unrealized loss position of $348 million, including $50 million related to TEN Group.

Net unrealized gains related to foreign exchange on U.S. dollar denominated debt amounted to $286 million as at May 31, 2005.

As of May 31, 2005, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield would result in a $4.5 million deterioration in the mark to market value of all swaps. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $2.5 million change in the mark to market value of the cross currency swaps.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by CanWest MediaWorks (NZ), TV3 Ireland and TEN Group. As at May 31, 2005, our share of TV3 Ireland debt was $13.6 million (Euro 8.8 million). TV3 has entered into swaps of Euro 10 million that swapped to a fixed rate (at an average rate of 3.23%). As at May 31, 2005, CanWest MediaWorks (NZ) had $174.9 million (NZ$198 million) of debt. NZ$180 million of this debt was swapped to a fixed rate (at an average rate of 6.48% until 2006), and the remainder of the debt bears interest at a floating rate.

As at May 31, 2005, TEN Group had long term debt of $362.7 million (A$382.2 million). TEN Group has entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 7.1% on a notional amount of A$210.1 million and receive fixed rates on a notional amount of US$125 million. TEN Group has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.72%) on a notional amount of A$275.0 million. Based on current swap contracts outstanding, the current level of variable rate debt and consistent foreign exchange rates, we estimated that a 1% increase in floating interest rates will increase annual interest expense by approximately $1.7 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

In addition to foreign exchange rate risk on foreign currency denominated debt, we are also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of our foreign operations are self-sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders' equity. We translate the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. We recognize deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. Our primary currency exposures are to variations in the Australian and New Zealand currencies relative to the Canadian dollar as a result of our investment in TEN Group and our New Zealand television and radio operations.

INDUSTRY RISKS AND UNCERTAINTIES

The Company's risks and uncertainties have not materially changed from those described in the Company's annual filings.

RELATED PARTY TRANSACTIONS

We have loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest Global Communications Corp. ("CanWest"), which are subject to measurement uncertainty. The recoverable amounts of the loans will depend upon the sales proceeds from the disposal. On April 29, 2005, CanWest announced an agreement to sell certain assets and operations of Fireworks Entertainment Inc. which comprises its film and television program operations for net proceeds of approximately $28 million, subject to closing adjustments. The transaction is expected to close in July 2005. As a result of the sale, a revaluation of the loans receivable was completed and a $6 million loan impairment was recorded for the three months ended May 31, 2005.

We made operating lease payments of $2.3 million to CanWest and affiliated companies for the nine months ended May 31, 2005 (2004 - $2.3 million). For the nine months ended May 31, 2005, the Company acquired broadcast rights for television programs from Fireworks in the amount of $2.1 million (2004 - $4.2 million).

Senior subordinated notes held by CanWest Communications Corporation, our parent company, totaled $52.7 million (US$41.9 million) at May 31, 2005 (as at August 31, 2004 - $55.0 million- US$41.9 million). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $1.5 million and $4.5 million for the three and nine months ended May 31, 2005 respectively (2004 - three months - $1.5 million, nine months
- $4.7 million).

DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in note 11 of Notes to the interim consolidated financial statements for the nine months ended May 31, 2005 and May 31, 2004.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

                                       FOR THE THREE MONTHS ENDED   FOR THE NINE MONTHS ENDED
                                        MAY 31,           MAY 31,    MAY 31,           MAY 31,
                                         2005              2004       2005             2004
                                         $000              $000       $000             $000
                                                        REVISED(1)                  REVISED(1)
Net earnings (loss)                      52,869            52,251    111,885         (279,416)
Amortization                             29,762            29,779     86,879           86,670
Interest and other financing expenses    74,720            80,385    281,655          274,010
Investment gains, losses and
   interest and dividend income          (1,212)           (2,922)    (3,035)         (11,861)
Foreign exchange (gains) losses          (4,262)            1,362    (23,871)          (3,768)
Loss on debt extinguishment                   -                 -     43,992                -
Provision for income tax expense         18,200            19,603     54,697           47,149
Interest in earnings (loss) of
   equity accounted affiliates             (504)              207     (1,551)             556
Minority interests                       22,251            16,691     78,626           62,290
Realized currency translation
   adjustments                             (392)            5,011        456            1,885
Loan impairment                           6,182                 -      6,182          418,746
                                       --------          --------   --------         --------
Operating income before amortization    197,614           202,367    635,915          596,261
                                       ========          ========   ========         ========

(1) See note 1 to our interim consolidated financial statements.

                CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2005 AND 2004

                                   (UNAUDITED)

July 13, 2005

TO THE AUDIT COMMITTEE OF CANWEST MEDIA INC.

In accordance with our engagement letter dated March 22, 2005, we have reviewed the accompanying interim consolidated balance sheet of CANWEST MEDIA INC. (the "Company") as of May 31, 2005 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three and nine months period then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

[PRICEWATERHOUSECOOPERS LLP]

CHARTERED ACCOUNTANTS

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is separate and independent legal entity.

                CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                      FOR THE THREE MONTHS ENDED     FOR THE NINE MONTHS ENDED
                                                      --------------------------     -------------------------
                                                        MAY 31,          MAY 31,       MAY 31,         MAY 31,
                                                         2005             2004          2005            2004
                                                                         REVISED                       REVISED
                                                                        (NOTE 1)                       (NOTE 1)
Revenue                                                  809,722         783,941       2,371,005       2,246,410
Operating expenses                                       428,302         413,285       1,206,468       1,157,490
Selling, general and administrative expenses             183,806         168,289         528,622         492,659
                                                      ----------      ----------      ----------      ----------
                                                         197,614         202,367         635,915         596,261
Amortization of intangibles                                4,988           4,552          14,885          13,640
Amortization of property, plant and equipment             23,483          23,946          68,206          69,360
Other amortization                                         1,291           1,281           3,788           3,670
                                                      ----------      ----------      ----------      ----------
Operating income                                         167,852         172,588         549,036         509,591
Interest expense                                         (59,043)        (85,346)       (193,451)       (258,851)
Interest income                                              927             245           2,804           6,068
Amortization of deferred financing costs                  (3,093)         (2,043)         (8,414)         (6,060)
Interest rate and foreign currency swap gains
    (losses)                                             (12,584)          7,004         (79,790)         (9,099)
Foreign exchange gains (losses)                            4,262          (1,362)         23,871           3,768
Loan impairment (note 7)                                  (6,182)              -          (6,182)       (418,746)
Investment gains, losses and write-downs (note 6)            285             354             231           2,055
Loss on debt extinguishment (note 5)                           -               -         (43,992)              -
Dividend income                                                -           2,323               -           3,738
                                                      ----------      ----------      ----------      ----------
                                                          92,424          93,763         244,113        (167,536)
Provision for income taxes (note 4)                       18,200          19,603          54,697          47,149
                                                      ----------      ----------      ----------      ----------
Earnings before the following                             74,224          74,160         189,416        (214,685)
Minority interests                                       (22,251)        (16,691)        (78,626)        (62,290)
Interest in earnings (loss) of equity accounted
    affiliates                                               504            (207)          1,551            (556)
Realized currency translation adjustments                    392          (5,011)           (456)         (1,885)
                                                      ----------      ----------      ----------      ----------
NET EARNINGS (LOSS) FOR THE PERIOD                        52,869          52,251         111,885        (279,416)
                                                      ==========      ==========      ==========      ==========

The notes constitute an integral part of the consolidated financial statements.

                CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                          AS AT            AS AT
                                                                         MAY 31,         AUGUST 31,
                                                                           2005            2004
                                                                                      REVISED (NOTE 1)
ASSETS
CURRENT ASSETS
Cash                                                                        66,931          93,958
Accounts receivable                                                        570,624         487,536
Inventory                                                                   12,480          13,449
Investment in film and television programs                                 232,145         194,099
Future income taxes                                                          5,793           6,166
Other assets                                                                24,138          22,574
                                                                        ----------      ----------
                                                                           912,111         817,782
Other investments                                                           23,119          26,828
Investment in film and television programs                                  27,184          35,157
Due from parent and affiliated companies (note 7)                          116,880         135,172
Property, plant and equipment                                              683,759         694,633
Future income taxes                                                         13,176           5,580
Other assets                                                               156,468          90,199
Intangible assets                                                        1,175,593       1,182,145
Goodwill                                                                 2,477,693       2,465,248
                                                                        ----------      ----------
                                                                         5,585,983       5,452,744
                                                                        ==========      ==========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                           138,125         153,591
Accrued liabilities (note 3)                                               261,154         240,021
Income taxes payable                                                        29,472          20,153
Film and television program accounts payable                                95,624          65,270
Deferred revenue                                                            40,439          34,218
Future income taxes                                                          6,072           6,072
Current portion of long term debt                                           22,285          33,204
                                                                        ----------      ----------
                                                                           593,171         552,529
Long term debt and related foreign currency swap liability (note 5)      3,145,836       3,201,051
Interest rate and foreign currency swap liability                          137,363         120,341
Other accrued liabilities                                                   93,284         110,672
Future income taxes                                                        133,023         136,123
Minority interests                                                         112,755          77,456
                                                                        ----------      ----------
                                                                         4,215,432       4,198,172
                                                                        ----------      ----------
Contingencies (note 9)

SHAREHOLDER'S EQUITY
Capital stock                                                              438,838         438,838
Contributed surplus                                                        132,953         132,953
Retained earnings                                                          802,838         690,953
Cumulative foreign currency translation adjustments                         (4,078)         (8,172)
                                                                        ----------      ----------
                                                                         1,370,551       1,254,572
                                                                        ----------      ----------
                                                                         5,585,983       5,452,744
                                                                        ==========      ==========

The notes constitute an integral part of the consolidated financial statements.

                CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                         FOR THE THREE MONTHS ENDED  FOR THE NINE MONTHS ENDED
                                         --------------------------  -------------------------
                                             MAY 31,      MAY 31,      MAY 31,      MAY 31,
                                              2005         2004         2005         2004
Retained earnings - beginning of period      749,969      578,544      690,953      910,211

Net earnings (loss) for the period            52,869       52,251      111,885     (279,416)
                                            --------     --------     --------     --------

Retained earnings - end of period            802,838      630,795      802,838      630,795
                                            ========     ========     ========     ========

The notes constitute an integral part of the consolidated financial statements.

                CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                      FOR THE THREE MONTHS ENDED  FOR THE NINE MONTHS ENDED
                                                      --------------------------  -------------------------
                                                        MAY 31,       MAY 31,       MAY 31,        MAY 31,
                                                         2005          2004          2005           2004
                                                                      REVISED                     REVISED
                                                                      (NOTE 1)                    (NOTE 1)
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net earnings (loss) for the period                       52,869        52,251       111,885      (279,416)
Items not affecting cash
    Amortization                                         32,855        31,822        95,293        92,730
    Non-cash interest expense                             2,710        25,059        29,233        71,593
    Future income taxes                                   4,797         6,791       (12,127)        6,857
    Realized currency translation adjustments              (392)        5,011           456         1,885
    Interest rate and foreign currency swap losses
       (gains) net of settlements                         7,597        (7,004)       24,919         9,099
    Loss on debt extinguishment                               -             -        43,992             -
    Loan impairment                                       6,182             -         6,182       418,746
    Investment gains, losses and write-downs               (285)         (354)         (231)       (2,055)
    Amortization and write-down of film and
       television programs                                1,546         3,875         6,856         5,074
    Pension expense                                       3,646         3,241         9,613         7,736
    Minority interests                                   22,251        16,691        78,626        62,290
    Other                                                 1,038         1,191        (1,409)       (3,182)
Investment in film and television programs                    -             -        (4,178)      (14,077)
                                                       --------      --------      --------      --------
                                                        134,814       138,574       389,110       377,280
Changes in non-cash operating accounts                  (61,255)      (81,271)     (121,740)     (162,175)
                                                       --------      --------      --------      --------
Cash flows from operating activities                     73,559        57,303       267,370       215,105
                                                       --------      --------      --------      --------
INVESTING ACTIVITIES
Other investments                                           134           (42)          426             -
Investment in broadcast licences                           (722)            -        (2,265)       (5,813)
Acquisition (note 2)                                          -             -       (12,493)            -
Proceeds from sales of other investments                      -             -         2,171             -
Proceeds from sale of property, plant and
  equipment                                                   -             -         3,383         7,426
Purchase of property, plant and equipment               (16,964)      (15,970)      (56,101)      (45,776)
Advances to parent and affiliated companies               7,620        (5,020)        9,302       (40,153)
                                                       --------      --------      --------      --------
                                                         (9,932)      (21,032)      (55,577)      (84,316)
                                                       --------      --------      --------      --------
FINANCING ACTIVITIES
Issuance of long term debt                                    -             -       161,321             -
Repayment of long term debt                             (25,880)      (16,248)     (290,549)      (74,843)
Advances (repayments) of revolving facilities           (82,953)      (49,000)       (4,947)      (50,656)
Swap recouponing (payments) receipts                      2,190             -       (60,359)      (27,957)
Issuance of share capital of TEN Group                        -         1,353         5,317        14,310
Payment of dividends to minority interests               (2,517)            -       (50,274)      (60,446)
                                                       --------      --------      --------      --------
                                                       (109,160)      (63,895)     (239,491)     (199,592)
                                                       --------      --------      --------      --------
Foreign exchange gain on cash denominated in
  foreign currencies                                       (271)         (326)          671         2,349
                                                       --------      --------      --------      --------
NET CHANGE IN CASH                                      (45,804)      (27,950)      (27,027)      (66,454)
CASH - BEGINNING OF PERIOD                              112,735        95,881        93,958       134,385
                                                       --------      --------      --------      --------
CASH - END OF PERIOD                                     66,931        67,931        66,931        67,931
                                                       ========      ========      ========      ========

The notes constitute an integral part of the consolidated financial statements.

                CANWEST MEDIA INC. (FORMERLY 3815668 CANADA INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2005 AND 2004
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

1.    SIGNIFICANT ACCOUNTING POLICIES

      On November 18, 2004, 3815668 Canada Inc. amalgamated with its wholly-owned subsidiary CanWest Media Inc. (the "Company") and was renamed CanWest Media Inc. CanWest Media Inc. and its two predecessor companies are wholly-owned subsidiaries of CanWest Global Communications Corp. ("CanWest"). This transaction has been accounted for on a "continuity of interests" basis. These financial statements reflect the consolidated financial position and consolidated results of operations of 3815668 Canada Inc. for all periods prior to November 18, 2004.

      The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, production and distribution of film and television programming and Internet websites in Canada, Australia, New Zealand and Ireland. The Company's operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television Broadcast segment includes the Company's interest in TEN Group Pty Limited ("TEN Group"), which owns and operates Australia's TEN Television Network ("Network TEN"). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The New Zealand Television Broadcast segment includes CanWest MediaWorks NZ Limited's 3 and C4 Television Networks. The New Zealand Radio Broadcast segment includes CanWest MediaWorks NZ Limited's RadioWorks operation. The Irish Television Broadcast segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Australian Outdoor Advertising segment includes the Company's interest in EyeCorp, an outdoor advertising operation which is wholly owned by TEN Group. The Corporate and Other segment includes various investments in media operations.

      The Company's broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and Online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

      A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

      BASIS OF PRESENTATION

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements except as indicated below. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 11.

      SHARE-BASED COMPENSATION

      The Company has share-based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, "Stock-based compensation and other stock-based payments", prospectively for share-based compensation awards granted after September 1, 2003. Accordingly, in the period, the Company expensed $2.4 million (2004 - $0.8 million) and credited due from parent and affiliated companies related to stock options granted by CanWest to the employees of the Company. The fair value of the options granted during the nine months ended May 31, 2005, was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2004 - nil), an expected volatility of 42% (2004 - 52%), risk free interest rates of 4.2% (2004 - 4.5% to 4.9%)
      and an expected life of 7 years (2004 - 7 to 9 years).

      The total fair value of 1,177,500 stock options (2004 - 510,500) that were granted by the Company during the nine months ended May 31, 2005, was $6.4 million (2004 - $3.9 million), a weighted average fair value per option of $5.43 (2004 - $7.64). During the first nine months, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the nine months ended May 31, 2005, the Company recorded compensation expense of $0.4 million related to these shares.

      The following are proforma results reflecting the fair value based method of accounting for share-based compensation for options issued prior to September 1, 2003.

      The proforma cost of share compensation expense for the three and nine months ended May 31, 2005, would be $0.3 million and $0.9 million respectively (2004 - $0.4 million and $1.2 million). A value of $1.9 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings (loss) for the three months ended May 31, 2005, would be $52.6 million, (2004 - $51.9 million), and nine months ended May 31, 2005, would be $110.9 million (2004 - ($280.6) million).

      The Company's proforma disclosure does not apply to awards prior to 1996.

      CHANGES IN ACCOUNTING POLICIES

      REPORTING CIRCULATION REVENUE ON A GROSS BASIS

      During the year ended August 31, 2004, the Company retroactively adopted the provisions of the Emerging Issues Committee of the CICA, EIC - 123, "Reporting Revenue Gross as a Principal versus Net as an Agent" which was effective September 1, 2002. Accordingly, circulation revenues are reported on a gross basis. Previously the Company reported circulation revenue net of certain of its distribution contract costs. As a result of the adoption the Company has retroactively revised its results. The impact of the revision was to increase sales and operating expenses by $11.7 million and $34.7 million for the three and nine months ended May 31, 2004 respectively. There was no impact on net earnings.

      CONSOLIDATION OF VARIABLE INTEREST ENTITIES

      Effective September 1, 2004, the Company has adopted the provisions of The Accounting Standards Board of the Institute of Chartered Accountants of Canada, AcG-15, Consolidation of Variable Interest Entities. The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by AcG-15 the Company has consolidated the results of TEN Group. AcG-15 has been adopted on a retroactive basis with restatement of prior periods. Previously, the Company accounted for its investment in TEN Group using the equity method. As at May 31, 2005, the Company holds a 56.4% economic interest in TEN Group (56.6% at August 31, 2004). The interest held by the 43.6% minority is classified in minority interests.

      PROPOSED ACCOUNTING POLICIES

      The Accounting Standards Board of the Institute of Chartered Accountants of Canada has concurrently issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which must be applied by the Company for fiscal years beginning on or after October 1, 2006. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impacts of the adoption of such standards.

CONSOLIDATED BALANCE SHEETS

      The following is a reconciliation of the Company's consolidated balance sheets reflecting the impact of the adoption of AcG-15.

      AS AT AUGUST 31, 2004

                                                  AS PREVIOUSLY         EFFECT OF THE
                                                     REPORTED         ADOPTION OF ACG-15      AS REVISED
ASSETS
CURRENT ASSETS
Cash                                                    77,335               16,623               93,958
Accounts receivable                                    361,085              126,451              487,536
Distributions receivable from TEN Group                 36,567              (36,567)                   -
Inventory                                               13,449                    -               13,449
Investment in film and television programs              71,601              122,498              194,099
Future income taxes                                      6,166                    -                6,166
Other assets                                            18,853                3,721               22,574
                                                    ----------           ----------           ----------
                                                       585,056              232,726              817,782
Investment in TEN Group                                 39,929              (39,929)                   -
Other investments                                       12,024               14,804               26,828
Investment in film and television programs              33,467                1,690               35,157
Due from parent and affiliated companies               135,172                    -              135,172
Property, plant and equipment                          618,042               76,591              694,633
Future income taxes                                          -                5,580                5,580
Other assets                                            86,259                3,940               90,199
Intangible assets                                      928,787              253,358            1,182,145
Goodwill                                             2,373,442               91,806            2,465,248
                                                    ----------           ----------           ----------
                                                     4,812,178              640,566            5,452,744
                                                    ==========           ==========           ==========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                        62,363               91,228              153,591
Accrued liabilities                                    196,323               43,698              240,021
Income taxes payable                                    10,431                9,722               20,153
Film and television program accounts
  payable                                               27,966               37,304               65,270
Deferred revenue                                        31,959                2,259               34,218
Future income taxes                                      6,072                    -                6,072
Current portion of long term debt                       31,712                1,492               33,204
                                                    ----------           ----------           ----------
                                                       366,826              185,703              552,529
Long term debt and related foreign
  currency swap liability                            2,840,591              360,460            3,201,051
Interest rate and foreign currency swap
  liability                                            120,341                    -              120,341
Other accrued liabilities                               77,583               33,089              110,672
Future income taxes                                    136,123                    -              136,123
Minority interests                                      16,142               61,314               77,456
                                                    ----------           ----------           ----------
                                                     3,557,606              640,566            4,198,172
                                                    ----------           ----------           ----------
SHAREHOLDER'S EQUITY
Capital stock                                          438,838                    -              438,838
Contributed surplus                                    132,953                    -              132,953
Retained earnings                                      690,953                    -              690,953
Cumulative foreign currency translation
  adjustments                                           (8,172)                   -               (8,172)
                                                    ----------           ----------           ----------
                                                     1,254,572                    -            1,254,572
                                                    ----------           ----------           ----------
                                                     4,812,178              640,566            5,452,744
                                                    ==========           ==========           ==========

      The following supplemental note disclosure relates to the effect that the consolidation of TEN Group has on certain balances as of and for the year ended August 31, 2004.

      INVESTMENT IN FILM AND TELEVISION PROGRAM RIGHTS

                            AS AT AUGUST 31, 2004
                          -------------------------
                          CURRENT         LONG TERM
Broadcast rights          122,003            1,690
Other                         495                -
                          -------          -------
                          122,498            1,690
                          =======          =======

      PROPERTY, PLANT AND EQUIPMENT

                                                     AS AT AUGUST 31, 2004
                                         ----------------------------------------------
                                                          ACCUMULATED
                                           COST           AMORTIZATION           NET
Land                                        4,834                  -              4,834
Buildings                                   9,065             (2,105)             6,960
Leasehold improvements                      4,931               (935)             3,996
Plant and equipment                       173,074           (114,057)            59,017
Plant and equipment under lease             6,351             (4,567)             1,784
                                         --------           --------           --------
                                          198,255           (121,664)            76,591
                                         ========           ========           ========

      INTANGIBLE ASSETS

                                        AS AT AUGUST 31, 2004
                              -----------------------------------------
                                             ACCUMULATED
                               COST          AMORTIZATION         NET
Finite Life:
  Site licences                27,485            2,445           25,040
Indefinite Life:
  Broadcast licences          228,318                -          228,318
                              -------          -------          -------
                              255,803            2,445          253,358
                              =======          =======          =======

      Site licences represent outdoor site leases. These licences are amortized on a straight line basis over the term of the leases (approximately 20 to 40 years).

      GOODWILL

      As at August 31, 2004 goodwill of $54 million relates to the Australia - Outdoor advertising segment, and $38 million relates to the Australia Network TEN segment. There were no changes in the goodwill balances in the year ended August 31, 2004.

LONG TERM DEBT                                              AS AT AUGUST 31,
                                                                 2004
Unsecured Bank Loan (1)                                          163,048
Senior unsecured notes (2)                                       164,585
Other                                                              3,169
                                                              ----------
                                                                 330,802
Effect of foreign currency swap                                   31,150
                                                              ----------
Total long term debt                                             361,952
Less portion due within one year                                   1,492
                                                              ----------
Long term portion                                                360,460
                                                              ==========

      (1) Credit facility provides for a maximum of $652 million (A$700 million) in advances. At August 31, 2004 the TEN group had drawn A$175 million against this facility leaving an availability of A$525 million. This facility matures in December 2008. The TEN Group entered into interest rate swap contracts with a notional amount of A$250 million to fix the interest on this facility and subsequent facilities with maturities to 2011. The effective interest rate of this debt is approximately 5.7%.

      (2) The US$125 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125 million cross currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:A$1.6807. The effective interest rate of this debt is approximately 6.4%.

      COMMITMENTS

      As at August 31, 2004 the TEN Group had the following commitments:

YEAR ENDED AUGUST 31,     2005       2006       2007       2008       2009    THEREAFTER
Capital expenditures      2,735        464          -          -          -          -
Program expenditures     57,773     28,391     40,205     16,528      6,947          -
Leases                   35,254     28,649     22,341     15,174      7,042     39,108
                         ------     ------     ------     ------     ------     ------
Total                    95,762     57,504     62,546     31,702     13,989     39,108
                         ======     ======     ======     ======     ======     ======

2.    ACQUISITIONS

      In September 2004, TEN Group acquired the remaining 50% interest in Eye Shop not already owned for cash consideration of $12.5 million (A$13.4 million). The company's principal activity is the sale of advertising space in shopping centres. A summary of the fair value of assets acquired follows:

Current assets                                         4,059
Property, plant and equipment                          5,071
Goodwill                                               8,152
                                                      ------
Total assets                                          17,282
                                                      ------
Current liabilities                                    1,223
                                                      ------
Total liabilities                                      1,223
                                                      ------
                                                      16,059
                                                      ======
Consideration:
Cash                                                  12,493
Carrying value of Eye Shop at date of acquisition      3,566
                                                      ------
                                                      16,059
                                                      ======

      This purchase equation is preliminary and may be adjusted.

3.    RESTRUCTURING ACCRUALS

      For the nine months ended May 31, 2005, expenditures charged to the restructuring accruals were $2.7 million. The balance of the restructuring accruals is expected to be substantially disbursed by August 31, 2005.

                                         LEASE/
                                       CONTRACT
                           SEVERANCE  TERMINATION  INTEGRATION  OTHER      TOTAL
Balance August 31, 2004      5,018         159          250        999      6,426
Expenditures                (2,603)       (143)           -          -     (2,746)
                            ------      ------       ------     ------     ------
Balance May 31, 2005         2,415          16          250        999      3,680
                            ======      ======       ======     ======     ======

4.    INCOME TAXES

      The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                                      FOR THE THREE MONTHS ENDED   FOR THE NINE MONTHS ENDED
                                                      --------------------------   -------------------------
                                                         MAY 31,      MAY 31,        MAY 31,         MAY 31,
                                                          2005         2004           2005             2004
                                                                      REVISED                        REVISED
                                                                     (NOTE 1)                        (NOTE 1)
Income taxes at combined Canadian statutory
  rate of 35.20% (2004 - 35.59%)                         32,533        33,370        85,928          (59,626)
Non-taxable portion of capital (gains) and losses           861             -         2,461                -
Effect of valuation allowance on future tax assets        2,176             -         3,703          151,232
Effect of foreign income tax rates differing from
  Canadian income tax rates                              (1,632)      (10,112)      (13,089)         (34,036)
Tax costs of exchange note offer                              -             -         5,697                -
Change in expected future tax rates                           -             -        (4,338)               -
Large corporations tax                                      701           800         2,136            2,400
Effect of change in tax rates                                 -             -             -            4,246
Effect of resolved uncertain tax positions and tax
  disputes                                                    -             -        (4,899)          (7,000)
Non-deductible expenses and withholding taxes               354         1,221         1,692            4,810
Prior period temporary differences not previously
  tax effected                                                -             -        (6,989)(1)            -
Utilization of loss carry forwards not previously
  tax effected                                                -        (4,946)            -          (12,332)
Change in Australian tax consolidation legislation      (17,710)            -       (17,710)               -
Other                                                       917          (730)          105           (2,545)
                                                       --------      --------      --------         --------
Provision for income taxes                               18,200        19,603        54,697           47,149
                                                       ========      ========      ========         ========

(1) The provision for income taxes for the nine months ended May 31, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $7.0 million ($6.2 million future income tax, and $0.8 million current income tax). The Company has determined these adjustments are not material to the reported results, accordingly, the adjustments have been included in the current year's earnings.

5.    LONG TERM DEBT

                                                          AS AT           AS AT
                                                         MAY 31,        AUGUST 31,
                                                          2005            2004
                                                                         REVISED
                                                                         (NOTE 1)
Senior Secured Credit facility                            537,548         665,011
Senior unsecured notes                                    251,040         263,340
Senior subordinated notes                                 581,023         608,373
Senior subordinated notes - exchange offer (1)            989,086               -
Bank loan Australian $170,000 (Aug. 31, 2004 -
    Australian $ 175,000)                                 161,313         163,048
Senior unsecured notes US$125,000 (Aug. 31, 2004 -
    US$125,000)                                           156,376         164,585
Term and demand loan Euro 8,818 (Aug. 31, 2004 -
    Euro 13,678)                                           13,623          21,943
Term bank loan NZ$198,000 (Aug. 31, 2004 - NZ$
    200,000)                                              174,933         173,120
Junior subordinated notes (1)                                   -         881,116
Other                                                      16,813          18,592
                                                        ---------       ---------
                                                        2,881,755       2,959,128
Effect of foreign currency swaps                          286,366         275,127
                                                        ---------       ---------
Long term debt                                          3,168,121       3,234,255
Less portion due within one year                          (22,285)        (33,204)
                                                        ---------       ---------
Long term portion                                       3,145,836       3,201,051
                                                        =========       =========

      Except for the change noted in (1), the terms and conditions of the long term debt are the same as disclosed in the August 31, 2004 consolidated financial statements.

      (1) On November 18, 2004, the Company completed an exchange offer to exchange a new series of 8% Senior Subordinated notes due 2012 for the outstanding 12 1/8% Senior notes due 2010 issued by the Hollinger Participation Trust. In the exchange offer, the holders of the trust notes received US$1,240 principal amount of new notes in exchange for each US$1,000 of trust notes. In addition, the Company completed a concurrent offer of notes, proceeds of which were used to retire the 12 1/8% junior subordinated notes held by Hollinger, which had not been participated to the Hollinger Participation Trust. The effect of these transactions replaced the Company's existing $903.6 million 12 1/8% junior subordinated notes (including accrued interest to November 18, 2004) with new US$761.1 million 8% senior subordinated notes.

      The issuance of the new notes was recorded at their fair value at November 18, 2004 of $944 million, including a premium of $36 million. The difference between the fair value of the new notes and the book value of the junior subordinated notes together with certain other costs of settling the debt totaling $44 million, was charged to earnings as a loss on debt extinguishment.

      The Company has entered into a US$761.1 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.1932 until September 2012.

      Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability. There are also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $97.0 million in the nine months ended May 31, 2005 (2004 - $28.0 million), $36.6 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

6.    INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

      The Company has recorded the following investment gains and losses.

                                   FOR THE THREE MONTHS ENDED       FOR THE NINE MONTHS ENDED
                                  -----------------------------   -----------------------------
                                  MAY 31, 2005    MAY 31, 2004    MAY 31, 2005     MAY 31, 2004
Gain on sale of investments               -               -           2,171                -
Dilution gain - TEN Group                 -             172             733            1,873
Other                                   285             182          (2,673)             182
                                     ------          ------          ------           ------
                                        285             354             231            2,055
                                     ======          ======          ======           ======

7.    RELATED PARTY TRANSACTIONS

      Due from parent and affiliated companies consist of the following:

                                                           AS AT             AS AT
                                                           MAY 31,          AUGUST 31,
                                                            2005              2004
Due from parent, CanWest - non-interest bearing            75,828             79,460
Due from various affiliated companies
  CanWest Entertainment Inc. - non-interest
  Bearing                                                  60,739             60,637
Fireworks Entertainment Inc. - non-interest
  bearing                                                 405,241            413,821
Provision for loan impairment                            (424,928)          (418,746)
                                                         --------           --------

Due from parent and affiliated companies                  116,880            135,172
                                                         ========           ========

      These advances have no fixed repayment terms.

      The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest in the amount of $466.0 million. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004 CanWest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $424.9 million against these loans.

      The Company made operating lease payments of $2.3 million to CanWest and affiliated companies for the nine months ended May 31, 2005 (2004 - $2.3 million). For the nine months ended May 31, 2005, the Company acquired broadcast rights for television programs from Fireworks in the amount of $2.1 million (2004 - $4.2 million).

      Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest, totaled $52.7 million (US$41.9 million) at May 31, 2005 (August 31, 2004 - $55.0 million (US$41.9 million)). This debt matures on May 15, 2011 and bears interest at 10.625%. For the nine months ended May 31, 2005, interest expense related to this debt totaled $4.5 million (2004 - $4.7 million).

8.    EMPLOYEE BENEFIT PLANS

      The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. The measurement date for plans is June 30 of each year. Information regarding the components of net periodic benefit cost for the defined benefit plans is presented below:

                                     PENSION BENEFITS          POST RETIREMENT          PENSION BENEFITS          POST RETIREMENT
                                                                  BENEFITS                                            BENEFITS
                                             FOR THE THREE MONTHS ENDED                        FOR THE NINE MONTHS ENDED
                                   MAY 31,      MAY 31,      MAY 31,     MAY 31,      MAY 31,      MAY 31,      MAY 31,      MAY 31,
                                    2005         2004         2005         2004        2005         2004         2005         2004
Current service cost                4,443        4,254          333          315      13,329       12,760          998          945
Employee contributions             (1,540)      (1,515)           -            -      (4,620)      (4,544)           -            -
Accrued interest on benefits        6,108        5,610          587          583      18,323       16,829        1,760        1,750
Expected return on plan
   assets                          (5,056)      (4,585)           -            -     (15,167)     (13,754)           -            -
Amortization of transitional
   obligation                         148          147            -            -         443          442            -            -
Amortization of past service
   costs                              301          301           34           76         904          904          102          229
Amortization of net actuarial
   loss (gain)                        757          839          (14)          34       2,271        2,517          (41)         102
Changes in valuation
   allowance                          (18)         (21)           -            -         (53)         (63)           -            -
                                  -------      -------      -------      -------     -------      -------      -------      -------
Total pension and post
   retirement benefit expense       5,143        5,030          940        1,008      15,430       15,091        2,819        3,026
                                  =======      =======      =======      =======     =======      =======      =======      =======

9.    CONTINGENCIES

      (a) On December 17, 2003, the Company filed a statement of claim against Hollinger International Inc., Hollinger Inc. and certain related parties in the amount of $25.7 million plus interest representing amounts owed to the Company related to its acquisition of 50% of The National Post Company partnership in March 2002. In August 2004, the Company obtained a summary judgment in respect of its claim against Hollinger for $22.5 million of this claim plus interest. A payment of $26.5 million was received in November 2004 in satisfaction of this claim. The Company has also requested arbitration related to a further $83.2 million owed by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership related to certain unresolved matters related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership. Hollinger International disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company. The outcome of this arbitration is not determinable.

      (b) The Company entered into a Management Services Agreement with The Ravelston Corporation Limited ("Ravelston"). The agreement provided for annual payments of $6.0 million. Under the terms of the agreement, either party may terminate the agreement upon six months notice. In the event of termination by Ravelston, a fee in the amount of $22.5 million is payable. The agreement also provides that either party may terminate the agreement upon notice to the other party if the other party, among other things, ceases to carry on business or is insolvent. No payment is required by CanWest where the agreement is terminated by CanWest pursuant to the provisions related to insolvency.

            In May 2005 Ravelston provided notice to terminate in six months, immediately prior to filing under the Canada Creditors' Arrangement Act ("CCAA"). The Company, prior to Ravelston's CCAA filing, provided notice of immediate termination of the agreement on the basis of Ravelston's insolvency. However, the court has imposed a stay of proceedings such that the termination of the agreement by CanWest has been stayed by the CCAA Order.

            The outcome of the issues raised by the termination of the agreement by CanWest and the delivery of the notice of termination by Ravelston cannot be determined at this time. Should the Company not be successful in its termination of the agreement, the Company would be required to make an additional payment of $25.5 million to Ravelston.

      (c) In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba, which was substantially the same as the previous claim, seeking damages of $405 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

      (d) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

10.   SEGMENTED INFORMATION

      The Company operates primarily within the publishing, online, broadcasting and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

      Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. The 2004 results have been restated to reflect the consolidation of TEN Group in accordance with AcG-15 (see note 1). Segmented information in Canadian dollars is as follows:

                                REVENUE        SEGMENT OPERATING PROFIT        REVENUE (1)       SEGMENT OPERATING PROFIT
                        ---------------------  ------------------------   ---------------------  ------------------------
                                   FOR THE THREE MONTHS ENDED                         FOR THE NINE MONTHS ENDED
                        -----------------------------------------------   -----------------------------------------------
                         MAY 31,      MAY 31,     MAY 31,      MAY 31,      MAY 31,     MAY 31,     MAY 31,     MAY 31,
                          2005         2004        2005         2004         2005        2004        2005         2004
                                     Revised                   Revised                 Revised                  Revised
                                     (note 1)                 (note 1)                 (note 1)                 (note 1)
Publishing and
  Online-Canada           323,383     311,419      74,956       74,269      938,609     912,822     215,256      213,995
                        ---------   ---------   ---------    ---------    ---------   ---------   ---------    ---------
Television
Canada                    200,696     207,483      56,849       61,322      564,695     559,712     138,012      147,450
Australia-Network TEN     194,452     188,766      52,929       55,491      595,876     545,832     231,894      197,628
New Zealand                30,948      26,610       6,023        4,748       89,803      78,554      22,819       17,661
Ireland                    10,386       9,423       4,288        2,993       30,168      27,042      11,542        8,879
                        ---------   ---------   ---------    ---------    ---------   ---------   ---------    ---------
Total television          436,482     432,282     120,089      124,554    1,280,542   1,211,140     404,267      371,618
Radio - New Zealand        23,054      20,833       5,120        5,927       71,229      65,299      21,115       20,944
Outdoor - Australia        26,803      19,407       5,327        3,737       80,625      57,149      18,024       10,361
Corporate and other             -           -      (7,878)      (6,120)           -           -     (22,747)     (20,657)
                        ---------   ---------   ---------    ---------    ---------   ---------   ---------    ---------
Total operating
  segments                809,722     783,941     197,614      202,367    2,371,005   2,246,410     635,915      596,261
                        =========   =========   =========    =========    =========   =========   =========    =========

(1) Represents revenue from third parties. In addition the following segments recorded intercompany revenues in the nine months ended May 31, 2005: Canadian Television - $0.7 million (2004 - $0.7 million), Publishing and Online - Canada
- $0.6 million (2004 - nil).

The following table reconciles segment operating profit to net earnings (loss):

                                                          FOR THE THREE MONTHS ENDED  FOR THE NINE MONTHS ENDED
                                                          --------------------------  -------------------------
                                                            MAY 31,        MAY 31,       MAY 31,      MAY 31,
                                                             2005           2004          2005         2004
                                                                          Revised                     Revised
                                                                          (note 1)                   (note 1)
Segment operating profit                                    197,614       202,367       635,915       596,261
Amortization of intangibles                                   4,988         4,552        14,885        13,640
Amortization of property, plant and equipment                23,483        23,946        68,206        69,360
Other amortization                                            1,291         1,281         3,788         3,670
                                                           --------      --------      --------      --------
Operating income                                            167,852       172,588       549,036       509,591
Interest expense                                            (59,043)      (85,346)     (193,451)     (258,851)
Interest income                                                 927           245         2,804         6,068
Amortization of deferred financing costs                     (3,093)       (2,043)       (8,414)       (6,060)
Interest rate and foreign currency swap gains (losses)      (12,584)        7,004       (79,790)       (9,099)
Foreign exchange gains (losses)                               4,262        (1,362)       23,871         3,768
Loan impairment                                              (6,182)            -        (6,182)     (418,746)
Investment gains, losses and write-downs                        285           354           231         2,055
Loss on debt extinguishment                                       -             -       (43,992)            -
Dividend income                                                   -         2,323             -         3,738
                                                           --------      --------      --------      --------
                                                             92,424        93,763       244,113      (167,536)
Provision for income taxes                                   18,200        19,603        54,697        47,149
                                                           --------      --------      --------      --------
Earnings before the following                                74,224        74,160       189,416      (214,685)
Minority interests                                          (22,251)      (16,691)      (78,626)      (62,290)
Interest in earnings (loss) of equity accounted
  affiliates                                                    504          (207)        1,551          (556)
Realized currency translation adjustments                       392        (5,011)         (456)       (1,885)
                                                           --------      --------      --------      --------
Net earnings (loss) for the period                           52,869        52,251       111,885      (279,416)
                                                           ========      ========      ========      ========

11.   UNITED STATES ACCOUNTING PRINCIPLES

      These interim financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the company are disclosed in the annual financial statements.

      PROPOSED ACCOUNTING POLICIES

      In December 2004, The Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment, which is applicable for the Company. The Company is currently considering the impact of the adoption of this standard and expects that beginning September 1, 2005, it may affect the timing of the commencement of the recognition of the expense of certain share based compensation for U.S. GAAP.

      RECONCILIATION TO US GAAP

      CONSOLIDATED STATEMENTS OF EARNINGS

      The following is a reconciliation of net earnings (loss) reflecting the differences between Canadian and U.S. GAAP:

                                                                            FOR THE NINE MONTHS ENDED
                                                                            -------------------------
                                                                             MAY 31,          MAY 31,
                                                                              2005             2004
                                                                                          REVISED (NOTE 1)
Net earnings (loss) in accordance with Canadian GAAP                         111,885         (279,416)
Pre-operating costs incurred net of tax of $926 (2004 - $230)                 (1,647)          (1,027)
Amortization of pre-operating costs net of tax of $631 (2004 - $627)           1,124              508
Realization of cumulative translation adjustments net of tax of nil              456            1,885
Programming costs imposed by regulatory requirement net of tax of
     $1,752 (2004 - $1,182)                                                   (3,113)          (3,429)
Pension valuation allowances net of tax of $19 (2004 - $23)                      (34)             (40)
Gain (loss) on interest rate and cross currency swaps
     and translation of foreign denominated debt net of tax of
     $6,964 (2004 - $2,813)                                                    3,930           14,944
Settlement of acquired tax contingencies net of tax of nil                         -           (7,000)
                                                                            --------         --------
Net earnings (loss) for the period in accordance with
     U.S. GAAP                                                               112,601         (273,575)
                                                                            ========         ========

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

      Comprehensive income (loss) - current periods

                                                                               2005             2004
Net earnings (loss) in accordance with U.S. GAAP                             112,601         (273,575)
                                                                            --------         --------
Unrealized foreign currency translation gain                                   3,638           19,709
Unrealized gains on securities available for sale net of tax of nil
                                                                                   -           60,841
Transition adjustment on swaps net of tax of $132 (2004 - $132)
                                                                                 237              237
                                                                            --------         --------
                                                                               3,875           80,787
                                                                            --------         --------
Comprehensive income (loss)                                                  116,476         (192,788)
                                                                            ========         ========

      Comprehensive income (loss) - accumulated balances

                                                                 UNREALIZED
                                                    FOREIGN         GAINS         TRANSITION
                                                   CURRENCY      (LOSSES) ON      ADJUSTMENT
                                                 TRANSLATION     SECURITIES        ON SWAPS         TOTAL
Accumulated other comprehensive income
  (loss) - August 31, 2003                         (33,001)         16,834          (2,230)        (18,397)
Change during the year                              14,795         (16,834)            313          (1,726)
                                                   -------         -------         -------         -------
Accumulated other comprehensive income
  (loss) - August 31, 2004                         (18,206)              -          (1,917)        (20,123)
Change during the nine months ended May 31,
  2005                                               3,638               -             237           3,875
                                                   -------         -------         -------         -------
Accumulated other comprehensive income
  (loss) - May 31, 2005                            (14,568)              -          (1,680)        (16,248)
                                                   =======         =======         =======         =======

      A reconciliation of shareholder's equity reflecting the differences between Canadian and U.S. GAAP is set out below:

                                                                               AS AT                 AS AT
                                                                              MAY 31,              AUGUST 31,
                                                                               2005                  2004
Shareholder's equity in accordance with Canadian GAAP                        1,370,551             1,254,572
Pre-operating costs incurred, net of tax of $2,623 (2004 - $2,328)              (4,693)               (4,170)
Goodwill adjustment related to retroactive equity accounting
    of WIC upon regulatory approval net of tax of nil                           38,503                38,503
Goodwill adjustment related to programming costs incurred net of tax
    of $8,441 (2004 - $6,689)                                                  (15,103)              (11,990)
Goodwill adjustment related to integration costs of CanWest
    Publications net of tax of $936                                             (1,663)               (1,663)
Amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination net of tax of
    nil                                                                            938                   938
Costs to develop intangible assets expensed net of tax of $860                  (1,465)               (1,465)
Pension valuation allowance net of tax of $247 (2004 -  $266)                      422                   456
Goodwill adjustment related to resolution of acquired tax
    contingencies                                                               (7,000)               (7,000)
Adjustment related to treatment of accounting policy change net of
    tax of nil                                                                 160,500               160,500
Adjustment to reflect losses on interest rate and cross-currency
    swaps net of tax of $30,344 (2004 - $37,308)                               (24,371)              (28,301)
Transition adjustment on interest rate swaps, net of tax
    of $1,009 (2004 - $1,141)                                                   (1,680)               (1,917)
                                                                             ---------            ----------
Shareholder's equity in accordance with U.S. GAAP                            1,514,939             1,398,463
                                                                             =========            ==========

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CANWEST MEDIA INC.

Date: July 18, 2005                 By: /s/ JOHN E. MAGUIRE
                                        ------------------------
                                        John E. Maguire
                                        Chief Financial Officer